SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  23 November 2011

Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) informs that UBS AG now holds more than 5% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the acquisition, by UBS AG, Zurich and Basel, through an OTC transaction, of 6,775,731 PT ordinary shares, made on 21 November 2011. As a result of such transaction, UBS AG now holds a qualified holding corresponding to a total of 45,496,402 ordinary shares representing 5.07% of PT’s share capital and corresponding voting rights.

Additionally, PT was informed that such holding is attributed to UBS AG as follows:

•                                         UBS AG: 18,927,679 ordinary shares representing 2.11% of the share capital and voting rights in PT;

•                                         UBS AG on behalf of several of its clients: 13,683,522 ordinary shares representing 1.53% of the share capital and voting rights in PT;

•                                         CCR Asset Management: 1,666,579 ordinary shares representing 0.186% of the share capital and voting rights in PT;

•                                         UBS Financial Services Inc.: 226,079 ordinary shares representing 0.025% of the share capital and voting rights in PT;

•                                         UBS Fund Management (Switzerland) AG: 1,222,121 ordinary shares representing 0.136% of the share capital and voting rights in PT;

•                                         UBS Fund Services (Luxembourg) SA: 5,656,311 ordinary shares representing 0.631% of the share capital and voting rights in PT;

•                                         UBS Global Asset Management (Americas) Inc.: 9,134 ordinary shares representing 0.001% of the share capital and voting rights in PT;

•                                         UBS Global Asset Management (Deutschland) GmbH: 582,505 ordinary shares representing 0.065% of the share capital and voting rights in PT;

•                                         UBS Global Asset Management (Japan) Ltd.: 135,084 ordinary shares representing 0.015% of the share capital and voting rights in PT;

•                                         UBS Global Asset Management (UK) Ltd: 3,171,650 ordinary shares representing 0.354% of the share capital and voting rights in PT;

•                                         UBS Global Asset Management Life Ltd: 173,683 ordinary shares representing 0.019% of the share capital and voting rights in PT;

•                                         UBS O’Connor LLC: 42,055 ordinary shares representing 0.005% of the share capital and voting rights in PT;

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code and the Portuguese Securities Commission Regulation no. 5/2008, following a communication received by fax from UBS AG, P.O. Box 8098 Zurich, Switzerland.

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.